

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 17, 2016

Robertson J. Orr
Chief Executive Officer
Bollente Companies, Inc.
8800 N. Gainey Dr., Suite 270
Scottsdale, AZ 85258

>   **Re: Bollente Companies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed May 9, 2016**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
>   **Filed August 22, 2016**
>   **File No. 000-54219**

Dear Mr. Orr:

We issued comments to you on the above captioned filing on September 20, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 31, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications